File No. 82-763

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications
& Investor Relations
Box 7827
[redacted]
00
30

03003804

Date	12 February 2003
Company	Securities and Exchange Commission
Fax no	+ 1 202-942 96 24
To	Special Counsel/Office of International Corporate Finance
From	Peter Nyquist, Senior VP Communications & Investor Relations
No of pages (inclusive)	2

SCA

SUPPL

03 FEB 12 AM 7:

Re: Svenska Cellulosa Aktiebolaget SCA - Rule 12g3-2 (b) Exemption File No. 82-763

Dear Sirs,

On behalf of Svenska Cellulosa Aktiebolaget SCA ("SCA"), enclosed please find a copy of today's dated press release, **"SCA completes US packaging acquisition"**, which is being furnished to you pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Please acknowledge receipt of this telefax and the enclosure by date-stamping the enclosed copy of this telefax and returning it to our messenger.

Sincerely yours,

Peter Nyquist /Annette Sporrong

PROCESSED
MAR 03 2003
THOMSON FINANCIAL

Encl.

INFORMATION

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations
Box 7827, SE-103 97 STOCKHOLM
Tel +46 8-788 51 00, Fax +46 8-678 81 30
www.sca.com

SCA

File No. 82-763

SCA completes US packaging acquisition

SCA has acquired the North American protective packaging company Specor Systems, Inc. for a purchase price of USD 9 M (SEK 77 M) on a debt-free basis. Specor Systems, with two production units in Wisconsin and one in Minnesota, produces customized packaging, which complements SCA's protective packaging operations in the US. Synergies will be achieved through the opportunities that exist for consolidation with the SCA production units in southern Wisconsin.

Based on the operating surplus reported for 2002, the EBITDA multiple of the acquisition will amount to 4.6, at the same time as the ratio between the purchase price and annual sales will amount to 0.8. It is estimated that the current value of future free cash flow will exceed the purchase price by about 50 percent, which generates a CVA index of 1.5. The acquisition will have a positive effect on SCA's earnings per share during the first 12 months.

Stockholm,12 February 2003

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations

For further information, please contact:

Jan Åström, President and CEO. Phone: +46 70 586 07 01
Peter Nyquist, Senior Vice president Communications and Investor Relations. Phone: +46 70 575 29 06